

May 31, 2011

Via E-mail
Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

> **Re:** **Bally Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed August 26, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-31558**

Dear Mr. Haddrill:

We have reviewed your letter dated April 26, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 13, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Accounts and Notes Receivable, Allowance for Doubtful Accounts and Credit Quality of Financing Receivables, page 10

1. You state that collection experience is the primary indicator used to monitor the credit quality of your receivables, but you do not segregate receivables by credit quality

Richard M. Haddrill
Bally Technologies, Inc.
May 31, 2011
Page 2

indicators. Please clarify these statements and explain how your disclosure meets the requirements of ASC 310-10-50-29(a) and (b). In this regard, ensure that your disclosures provide a clear description of how you use collection experience to monitor credit quality. See ASC 310-50-30. Tell us whether you are implementing any policies or procedures to begin segregating your receivables by credit quality indicator in a manner that can be used to assess the credit quality of your receivables.

Revenue recognition, page 13

2.      We note the revised revenue recognition policy disclosure in response to prior comment 2. Consistent with comment 3 in our letter dated March 1, 2011, please ensure that your revenue recognition policy addresses the general timing of delivery or performance of service for each deliverables within the arrangements and the general timing of revenue recognition for each significant unit of accounting. In this regard, tell us where you have provided these disclosures for professional services and hardware maintenance and product support.

3.      Your revised revenue recognition policy disclosure in response to prior comment 2 should be further clarified to describe how consideration is allocated in arrangements that include both deliverables accounted for under general revenue recognition guidance and those accounted for under software revenue recognition guidance. Describe how the consideration is first allocated to the non-software deliverables, and to the software deliverables as a group, in accordance with ASC 605-25-15-3A. Further explain how the consideration allocated to the software deliverables as a group is then separated and allocated to each software deliverables based on the software revenue recognition guidance. Refer to ASC 985-605-25-10(f).

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief